Securities and Exchange Commission
                          Washington, D. C. 20549

                               Schedule 13G/A
                 Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                               Broadwing Inc.
                                Common Stock
                          CUSIP Number 111620100

Date of Event Which Requires Filing of this Statement:   May 31, 2002

CUSIP No. 111620100

         1)     Name of reporting person:
                  Legg Mason, Inc.
                 Tax Identification No.:
                  52-1200960

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        33,918,286
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   33,918,286

         9)     Aggregate amount beneficially owned by each reporting person:
                  33,918,286

        10)    Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

        11)    Percent of class represented by amount in row (9):
                  15.50%

        12)    Type of reporting person:
                  HC, CO
           ___________________________________________________________________

         Item 1a)     Name of issuer:
                           Broadwing Inc.

         Item 1b)     Address of issuer's principal executive offices:
                           201 E. 4th Street
                           Cincinnati, OH  45201

         Item 2a)    Name of person filing:
                           Legg Mason, Inc.

         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
                           Maryland Corporation

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:     111620100

         Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                           or 13d-2(b), check whether the person filing is a :
         (a)    [   ]   Broker or dealer under Section 15 of the Act.
         (b)    [   ]   Bank as defined in Section 3(a) (6) of the Act.
         (c)    [   ]   Insurance Company as defined in Section 3(a) (6) of
                                the Act.
         (d)    [   ]   Investment Company registered under Section 8 of the
                                Investment Company Act.
         (e)    [   ]   Investment Adviser registered under Section 203 of the
                                Investment Advisers Act of 1940.
         (f)    [   ]   Employee Benefit Plan, Pension Fund which is subject to
                                ERISA of 1974 or Endowment Fund; see
                                240.13d-1(b)(ii)(F).
         (g)    [ X ]   Parent holding company, in accordance with
                                240.13d-1(b)(ii)(G).
         (h)    [   ]   Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:
         (a)     Amount beneficially owned:  33,918,286

         (b)     Percent of Class:  15.50%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)  shared power to vote or to direct the vote:
                                    33,918,286
                  (iii) sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                    33,918,286

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6)    Ownership of more than Five Percent on behalf of another
                        person:

                         Various accounts managed by the investment advisory subsidiaries described in Item 7 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Broadwing, Inc.

                         Accounts managed by Legg Mason Funds Management, Inc., in the aggregate, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 15,006,700 shares, or 6.86%, of the total shares outstanding of Broadwing Inc.

                         The interest of one account, Legg Mason Special Investment Trust, Inc., an investment company registered under the Investment Company Act of 1940 and managed by Legg Mason Funds Management, Inc., amounted to 14,737,400 shares or 6.73% of the total shares outstanding.

                         Accounts managed by LMM LLC, in the aggregate have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 14,964,000 shares, or 6.84% of the total shares out-standing of Broadwing Inc.

                         The interest of one account, Legg Mason Opportunity Trust, a portfolio of Legg Mason Investment
                         Trust, Inc., an investment company registered under the Investment Company Act of 1940 and managed by LMM LLC, amount to 14,964,000 shares or 6.84% of the total shares outstanding.

         Item 7)    Identification and classification of the subsidiary which
                         acquired the security being reported on by the parent holding company:

                          Bartlett & Co., investment adviser
                          Bingham Legg Advisers LLC, investment adviser
                          Legg Mason Funds Management, Inc., investment adviser LMM LLC, investment adviser
                          Legg Mason Capital Management, Inc., investment
                                    adviser
                          Legg Mason Trust, fsb, investment adviser
                          Legg Mason Wood Walker, Inc., investment adviser
                                    and broker/dealer with discretion

         Item 8)    Identification and classification of members of the group:
                           n/a

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    -----------

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         ---------------------------
         Date - June 11, 2002

         Legg Mason, Inc.



         By ____________________________________________
              Timothy C. Scheve, Sr. Ex. Vice President

                           Joint Filing Agreement
                         --------------------------

                Each party signing below agrees that this statement is submitted as a joint fling on behal of all of the undersigned.

         Legg Mason, Inc.


         By ______________________________________________
              Timothy C. Scheve, Sr. Ex. Vice President


         Legg Mason Funds Management, Inc.



         By ____________________________________________
              Jennifer Murphy, Sr. Vice President


         Legg Mason Special Investment Trust, Inc.



         By _____________________________________________
              Mark R. Duffy, Vice President


         LMM LLC


         By _____________________________________________
              Jennifer Murphy, Chief Operations Officer


         Legg Mason Investment Trust, Inc.



         By______________________________________________
              Marc R. Duffy, Vice President